Exhibit 4.1

THE BCE INC. SHARE UNIT PLAN

FOR SENIOR EXECUTIVES AND OTHER KEY EMPLOYEES (1997)1

Section 1. Purpose

The purpose of The BCE Inc. Share Unit Plan for Senior Executives and Other Key Employees (1997) (the “Plan”) is to encourage the achievement of the Corporation’s objectives by the senior executives and other Key Employees of the Corporation and its Subsidiaries and to promote a greater alignment of interests between such senior executives and other Key Employees and the shareholders of the Corporation.

Section 2. Definitions

For the purposes of the Plan:

(a)	“Aggregate Purchase Price” has the meaning assigned thereto in Section 9 hereof;

(b)

“Agreement” means the agreement, as it may be amended from time to time, entered into by the Corporation and an Eligible Key Employee pursuant to Section 6 hereof in connection with the grant of an award of Share Units hereunder to said Eligible Key Employee and setting forth the related rights and obligations of the Corporation and of the Eligible Key Employee;

(c)

“Annual Short-Term Incentive Program” means the program of the Corporation or of a Subsidiary pursuant to which annual cash bonuses may be awarded to Key Employees, including any advances or mid-year payouts which may be paid under such program;

(d)	“Award Period” has the meaning assigned thereto in Section 5 hereof;

(e)	“Board” means the Board of Directors of BCE Inc.;

(f)	“Bonus Amount” has the meaning assigned thereto in Section 7 hereof;

[1]

This is a consolidated version of the Plan, as adopted further to Resolution no.5 of the Board of directors meeting of January 27, 1997 and as subsequently amended on November 24, 1999, (Resolution no. 5) and July 25, 2001 (Resolution no. 2), (the “2001 Amendment”) and the re-insertion, (with the necessary adjustments in the context of the 2001 Amendment), of a part of Section 7 of the Plan which was inadvertently omitted in (restating) and amending such Section 7 by way of paragraph 6 of the 2001 Amendment and as subsequently amended on December 30, 2008, on November 4, 2010, Agust 4, 2011, August 8, 2013. The conditional amendments approved by the BCE Board on May 3, 2006 (Resolution 5) related to the consolidation and distribution stemming from the creation of the Bell Aliant Regional Communications Income Fund are not reflected since a subsequent CRA Ruling Request approved in summer of 2006 provided for adjustments to be made out of the Plan. BCE DSU Plan Text - Executives (January 2016).DOC

(g)

“Cessation of Employment” means any cessation of the employer/employee relationship between the Corporation and its employee, or any Subsidiary of the Corporation and its employee, including termination of employment by the employer (whether or not for cause), voluntary resignation, retirement from active employment, permanent disability, death or termination of employment for any other reason, provided that a transfer of an employee to a direct or indirect Subsidiary (or from such a Subsidiary to the Corporation or another such Subsidiary) approved by the Corporation for such purpose, or a leave of absence of an employee approved by the Corporation for such purpose up to a maximum period of three years, shall not be considered Cessation of Employment; however, there will be a Cessation of Employment with respect to an employee of a Subsidiary where such a Subsidiary ceases to be a Subsidiary;

(h)

“Change in Control” means the acquisition by any person or group of persons of: (i) more than fifty percent (50%) of all the voting rights attached to the voting securities of the Corporation, or (ii) the power, whether direct or indirect, to direct or cause the direction of the management and policies of the Corporation, whether through the ownership of voting securities, by contract and/or otherwise, but, in any event, shall include a “Change of Control” as such term is defined in the BCE Inc. Long-Term Incentive (Stock Option) Program (1985) (the “Stock Option Plan”), and, with respect to any Participant who is principally employed in the business of a “Designated Business Unit”, as such term is defined in the Stock Option Plan, shall include a Business Unit Change of Control as such term is defined in the Stock Option Plan;

(i)

“Committee” means the committee of directors of the Corporation generally responsible for compensation related matters and which, at the time of adoption of the Plan, is named the Management Resources and Nominating Committee;

(j)	“Common Share” means a common share without nominal or par value of the Corporation;

(k)	“Corporation” means BCE Inc.;

(l)	“Designated Broker” has the meaning assigned thereto in Section 9 hereof;

(m)	“Dollar Amount” has the meaning assigned thereto in Section 7 hereof;

(n)	“Effective Date” has the meaning assigned thereto in Section 6 hereof;

(o)	“Election Expiry Date” has the meaning assigned thereto in Section 5 thereof;

(p)	“Eligible Key Employee” has the meaning assigned thereto in Section 4 hereof;

(q)	“Entitlement Date” has the meaning assigned thereto in Section 9 hereof;

(r)

“Key Employee” includes the officers or other employees of the Corporation or of any Subsidiary of the Corporation who, in the opinion of the Committee, have demonstrated a capacity for contributing in a substantial measure to the successful performance of the Corporation or of such Subsidiary;

(s)

“Market Value” on any particular day means the market value of one Common Share and shall be calculated on the basis of the closing price for a board lot of Common Shares on the Toronto Stock Exchange on that day, or if at least one board lot of Common Shares shall not have been traded on the Toronto Stock Exchange on that day, on the immediately preceding day for which at least one board lot was so traded; or if, at any time, the Common Shares are no longer listed on the Toronto Stock Exchange, then the Market Value shall be calculated on the basis of the closing price, on the aforesaid day, for a board lot of Common Shares on the stock exchange on which the Common Shares are listed and had the greatest volume of trading on that particular day;

(t)	“Participant” means an Eligible Key Employee who has been granted Share Units under the Plan;

(u)	“Participation Level” has the meaning assigned thereto in Section 5 hereof;

(v)	“Plan” means The BCE Inc. Share Unit Plan for Senior Executives and Other Key Employees (1997), as amended from time to time;

(w)	“Price per Common Share” has the meaning assigned thereto in Section 9 hereof;

(x)	“Restricted Share Program” means the program of the Corporation under which restricted Common Shares may be awarded to certain Key Employees of the Corporation;

(y)	“Share Unit” means a unit credited by means of a bookkeeping entry on the books of the Corporation to a Participant’s account in accordance with the terms and conditions of the Plan;

(z)	“Subsidiary” means any corporation a majority of whose shares normally entitled to vote in electing directors is owned directly or indirectly by the Corporation; and

(aa)	“Trustee” shall mean the trustee under the trust agreement entered into pursuant to Section 13 hereof.

Section 3. Administration of the Plan

Subject to Sections 5, 6 and 12 hereof, the Plan shall be administered by the Committee, the whole subject to applicable corporate and securities law requirements. The Committee shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations (including those with respect to the holding of meetings by telephone) and to make such other determinations as it deems necessary or desirable for the administration of the Plan. The Committee may, in its discretion, delegate such of its powers, rights and duties under the Plan in respect of the execution of any Agreement to be entered into between a Participant and the Corporation, in whole or in part, to such officer or officers of the Corporation as it may determine. All actions taken and decisions made by the Committee shall be final, conclusive and binding on all parties concerned, including, but not limited to, a Participant and such Participant’s beneficiaries and legal representatives, the Corporation and its Subsidiaries, their employees and shareholders. All expenses of administration of the Plan shall be borne by the Corporation, including any reasonable brokerage fees relating to the purchase of Common Shares under the Plan.

Section 4. Eligibility

The Committee shall, from time to time, determine which Key Employees shall be eligible to be granted Share Units under the Plan (“Eligible Key Employees”).

Section 5. Election

The Committee, in its absolute discretion, shall determine in respect of each calendar year the particular period or periods for the Corporation and any of its Subsidiaries in respect of which Share Units may be awarded to Eligible Key Employees under Section 6 hereof (an “Award Period”). Unless otherwise determined by the Committee, the Award Period of the Corporation and any of its Subsidiaries shall be the period commencing on January 1 and ending on December 31. An Eligible Key Employee may, with respect to any particular Award Period, elect to participate in the Plan. In order to elect to participate in the Plan in respect of any particular Award Period, an Eligible Key Employee shall complete and deliver to the Corporation a written election on or before: (i) the date that is the second to last business day of the particular Award Period if the election relates to the Annual Short-Term Incentive Program, or, otherwise, (ii) a date prior to the date of the grant (each the “Election Expiry Date”), which election shall specify, in percentage form (the “Participation Level”), the extent to which such Eligible Key Employees elects to participate in the Plan for that Award Period. Such election may be revoked or modified if written notification of such revocation or modification is received before the Election Expiry Date. The Committee may, in its absolute discretion, change the election date and process.

Notwithstanding the foregoing, but subject to confirmation by the Board, the Committee may, in its sole discretion, with respect to any particular Award Period, require one or more Eligible Key Employees, or one or more classes of Eligible Key Employees, to participate in the Plan even if such Eligible Key Employee(s) has not or have not elected to participate in the Plan. The Committee shall then establish the Participation Level of such Eligible Key Employee(s).

An Eligible Key Employee who elects or is required, under this Section 5, to participate in the Plan with respect to any particular Award Period shall be eligible to participate, with respect to that particular Award Period, with respect to any incentive amount, such as, but not limited to, discretionary amount awarded by the Committee, or the Annual Short-Term Incentive Program to the extent that the amount actually payable to such Eligible Key Employee under such programs for the particular Award Period does not exceed the product obtained by multiplying X and Y, where X is the result obtained by subtracting from one (1) the Participation Level and Y is equal to the Bonus Amount, as defined in Section 7 hereof. An Eligible Key Employee who elects, or is required, under this Section 5, to participate in the Plan with respect to any particular calendar year shall not be eligible to participate with respect to the same calendar year, in the Restricted Share Program.

Section 6. Grant of Awards

Subject to confirmation by the Board, and in addition to the Eligible Key Employees, if any, whom it shall have required, pursuant to Section 5 hereof, to participate in the Plan, the Committee shall, from time to time, choose from among Eligible Key Employees who shall have elected, under Section 5 hereof, to participate in the Plan, those to whom it recommends that Share Units be awarded and determine, in accordance with Section 7 hereof, the number of Share Units which it recommends be awarded to such Eligible Key Employees who shall have elected or shall have been required to participate in the Plan. The Committee shall, subject to confirmation by the Board, recommend the effective date (“Effective Date”) of each award of Share Units under the Plan. Each award of Share Units shall be confirmed by an instrument in writing issued by the Corporation to the Participant.

A Participant who shall have been awarded Share Units under the Plan shall enter into an Agreement with the Corporation, with respect to such award of Share Units, which Agreement shall be effective and dated as of the Effective Date of the award. Any Agreement entered into on or after November 24, 1999 in connection with a Share Unit grant may provide that it shall also apply to any future Share Unit grants to the same Participant.

The Committee may subject the Participant’s entitlement to payment of Share Units, including at Cessation of Employment, to satisfaction, following the Effective Date, of certain requirements, including a minimum period of employment or attainment of individual or corporate performance objectives or criteria. The Committee shall determine compliance with these requirements.

Section 7. Computation of Awards

In order to compute the number of Share Units to be awarded to an Eligible Key Employee under Section 6 hereof, the Committee shall determine an amount expressed in dollars (the “Dollar Amount”) to be assigned to such Eligible Key Employee for the Award Period, which amount shall only be determined after the Election Expiry Date. If an award relates to the Annual Short-Term Incentive Program, the Dollar Amount shall be equal to the product obtained by multiplying the Participation Level and the Bonus Amount. The “Bonus Amount” means an amount that is at least equal to the cash bonus which would, if not for an Eligible Key Employee’s participation in the Plan, be awarded to such Eligible Key Employee under the Annual Short-Term Incentive Program for the Award Period. The criteria which shall be used by the Committee to determine an Eligible Key Employee’s Bonus Amount shall be similar to those used by the Committee, or committee of the board of directors of a Subsidiary to determine the amount of cash bonuses awarded under the Annual Short-Term Incentive Program. The number of Share Units (including fractional Share Units) to be awarded to an Eligible Key Employee under the Plan and credited to his or her account with respect to any particular Award Period shall be equal to the quotient obtained by dividing: (a) the Dollar Amount, by (b) the Market Value of a Common Share on the last trading day prior to the Effective Date. Subject to the Committee’s discretion to make an award of Share Units, if an Eligible Key Employee made an election to be paid restricted share units under the BCE Inc. Restricted Share Unit Plan for Executives and Other Key Employees (2004) (the “RSU Plan”) in Share Units under the Plan or to receive Share Units under the Plan instead of restricted share units under the RSU Plan, the award shall be the gross number of Share Units so elected on a one for one basis (before any applicable withholding taxes and other source deductions required by law to be withheld by the Corporation) .

Section 8. Dividendlike Amounts

A Participant’s account shall, from time to time during the term of the Participant’s Agreement(s), including the period following the Participant’s Cessation of Employment and until the Entitlement Date referred to in Section 9 hereof, be credited with additional Share Units, the number of which shall be equal to the quotient determined by dividing: (i) the product determined by multiplying: (a) one hundred percent (100%) of the amount of each dividend declared and paid by the Corporation on its Common Shares, on a per share basis (excluding stock dividends, but including dividends which may be paid in cash or in shares at the option of the shareholder), by (b) the number of Share Units recorded in the Participant’s account on the record date for the payment of such dividend, including any Share Units that remain subject to vesting requirements, by (ii) the Market Value of a Common Share on the payment date of such dividend, with fractions computed to four decimal places.

Section 9. Payment of Share Units

No later than the last day of the first calendar year commencing after the year in which the date of Cessation of Employment of a Participant has occurred, the Participant shall receive, in satisfaction of the number of Share Units recorded in the Participant’s account on the date specified in the Agreement(s) (the “Entitlement Date”), a number of Common Shares to be purchased on the open market equal to the number of Share Units then recorded in the account of the Participant, as may be reduced if any requirements to which an award is subject, as set out in Section 6 is not complied with or as may be adjusted pursuant to Section 19 hereof, and reduced by any applicable withholding taxes and other source deductions, reflected in the form of Share Units, required by law to be withheld by the Corporation in connection with the total payments made in satisfaction of the Participant’s Share Units.

In the event that a Participant’s Cessation of Employment shall occur within ninety (90) days following a Change in Control of the Corporation, then, and notwithstanding any other provision of the Plan and notwithstanding that an Entitlement Date shall have previously been set out in the Participant’s Agreement(s), the Entitlement Date shall be the fifth trading day following the date of Cessation of Employment of the Participant. Should the Entitlement Date fall during the last month of the first calendar year commencing after the year in which the date of Cessation of Employment has occurred, the Entitlement Date shall be December 1 of that year for all purposes. If the Entitlement Date would otherwise fall between the record date for a dividend on the Common Shares and the related dividend payment date, the Entitlement Date shall be the day immediately following the date of payment of such dividend for purposes of recording in the account of the Participant amounts referred to in Section 8 hereof and making the calculation of Share Units contemplated by this Section 9. In the event that the Corporation is unable, by a Participant’s Entitlement Date, to compute the final number of Share Units credited to such Participant’s account by reason of the fact that any data required in order to compute the Market Value of a Common Share has not been made available to the Corporation, then the Entitlement Date shall be the next following trading day on which such data is made available to the Corporation.

Prior to 11:00 a.m. on the Entitlement Date, the Corporation shall notify the Trustee as to the number of Common Shares to be purchased on behalf of the Participants on the open market. As soon as practicable thereafter, the Trustee shall cause the purchase on the open market of the number of Common Shares requested by the Corporation and notify, or cause the notification to, the Participants and the Corporation of: a) the aggregate purchase price (“Aggregate Purchase Price”) of the Common Shares, b) the purchase price per Common Share or, if the Common Shares were purchased at different prices, the average purchase price (computed on a weighted average basis) per Common Share (“Price per Common Share”), c) the amount of any related reasonable brokerage commission, and d) the settlement date for the purchase of the Common Shares. On the settlement date, upon payment of the Aggregate Purchase Price and related reasonable brokerage commission by the Corporation, the Trustee shall deliver, or cause to be delivered, to the Participant or to his Designated Broker the certificate representing the Common Shares. For purposes of delivery of Common Shares, a Participant may designate a broker to which the certificate representing such Common Shares shall be delivered (the “Designated Broker”). The Trustee may deliver the Common Shares through electronic means available for the secure transmission of securities. Any such designation may be changed from time to time by the Participant. Any entitlement to fractional Share Units shall be paid in cash based on the Price per Common Share.

In cases of Participants who are citizens or residents of a country other than Canada, the Corporation shall have the right, in its sole discretion, to pay entirely in cash the value, as computed under the Plan, of a Participant’s Share Unit entitlement (less any applicable withholdings), should it deem the regulatory or other requirements of the applicable foreign jurisdiction associated with the purchase of, or payment in, Common Shares too onerous to it or to the Participant.

Section 10. Participant’s Account

The Corporation shall maintain in its books an account for each Plan Participant recording at all times the number of Share Units standing to the credit of the Participant. Upon payment in satisfaction of Share Units, such Share Units shall be cancelled. A written confirmation of the balance in the account shall be mailed by the Corporation to the Participant at least annually.

Section 11. Effective Date of the Plan

The effective date of the Plan shall be January 27, 1997.

Section 12. Amendments to, Suspension or Termination of, the Plan

The Board may from time to time amend, suspend or terminate the Plan in whole or in part. However, any such amendment, suspension or termination shall not adversely affect the rights of any Participant under any Agreement existing at the time of such amendment, suspension or termination without the consent of the affected Participant.

If the Board terminates the Plan, prior awards of Share Units shall, at the discretion of the Board, either (a) become immediately payable in accordance with the terms of the Plan in effect at such time, or (b) remain outstanding and in effect and paid in due course in accordance with their applicable terms and conditions.

Section 13. Purchases on the Open Market

The Corporation shall enter into a trust agreement with such trust company as may be designated from time to time by the Corporation to act as trustee for Participants in respect of purchase of Common Shares on behalf such Participants in accordance with the terms of the Plan. The Trustee shall be independent from the Corporation.

Purchases of Common Shares pursuant to the Plan shall be made on the open market by the Trustee or by a registered broker independent from the Corporation designated by the Trustee and who is a member of the Toronto Stock Exchange. Any such designation may be changed from time to time by the Trustee.

The Share Units, and any related Common Shares, that may be awarded under the Plan have not been registered under the U.S. Securities Act of 1933 as of the effective date of the Plan and the Corporation has no obligation to register such units or shares. The said Common Shares may not be offered or sold in the United States unless registered or an exemption from registration is available.

Section 14. Rights of Participants

Except as specifically set out in the Plan or an Agreement, no Eligible Key Employee, Participant or other person shall have any claim or right to any Common Shares deliverable in payment of Share Units granted pursuant to the Plan.

Neither the Plan nor any award thereunder shall be construed as granting a Participant a right to be retained as an employee of the Corporation or of any of its Subsidiaries or a claim or right to any future grants of Share Units. Neither the Plan nor any action taken thereunder shall interfere with the right of the employer of an Eligible Key Employee or a Participant to terminate the employment of such Eligible Key Employee or Participant at any time. The payment of any sum of money in cash in lieu of notice of the termination of employment shall not be considered as extending the period of employment for the purposes of the Plan.

Under no circumstances shall Share Units be considered Common Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of the Common Shares, nor shall any Participant be considered the owner of the Common Shares until after the date of the purchase of such Common Shares on the open market.

Section 15. Death of Participant

In the event of a Participant’s death, the Participant’s estate shall receive, in satisfaction of all the number of Share Units recorded in the Participant’s account on such date, either, at the Participant’s estate discretion (i) a cash equivalent value; (ii) a number of Common Shares to be purchased on the open market; or (iii) a combination of both; any of such alternatives being equal to the number of Share Units then recorded in the account of the Participant, as may be reduced if any requirements to which an award is subject, as set out in Section 6 is not complied with or as may be adjusted pursuant to Section 19 hereof, reduced by any applicable withholding taxes and other source deductions required by law to be withheld by the Corporation in connection with the total payments made in satisfaction of the Participant’s Share Units. The Participant’s estate must determine the Entitlement Date in an election form to be provided by the Corporation to the Participant’s estate, within a reasonable period of time following receipt of such election form.

Notwithstanding the foregoing, the Committee may, in its sole discretion, with respect to a payment of Share Units to a Participant’s estate, require that a portion or all of a Participant’s Share Units be settled in Common Shares, even if the Participant’s estate has made an election to receive a cash equivalent value. Further to Section 3 hereof, the Committee may delegate to such officer or officers of the Corporation, as it may determine, the administrative tasks related to the requirement that a portion or all of the Participant’s Share Units be settled in Common Shares.

Section 16. Compliance with Applicable Laws

Any obligation of the Corporation with respect to its Common Shares pursuant to the terms of the Plan is subject to compliance with all applicable laws. Should the Corporation, in its sole discretion, determine that it is not feasible to make payment of a Share Unit in Common Shares by reason of any such laws, such obligation shall be satisfied by means of an equivalent cash payment. The Participant shall comply with all such laws and furnish the Corporation with any and all information and undertakings as may be required to ensure compliance therewith.

Section 17. Withholding Taxes

The Corporation shall be entitled to deduct any amount of withholding taxes and other withholdings from any amount paid or credited hereunder.

Section 18. Transferability

In no event may the rights or interests of a Participant under the Plan be assigned, encumbered, pledged, transferred or alienated in any way, except to the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant, by will or by the laws of succession and distribution.

Section 19. Alteration of Number of Share Units Subject to the Plan

In the event that the Common Shares shall be subdivided or consolidated into a different number of Common Shares, or a dividend shall be declared upon the Common Shares payable in Common Shares (other than a dividend which may be paid in cash or in shares at the option of the shareholder), the number of Share Units then recorded in the Participant’s account shall be adjusted by replacing such number by a number equal to the number of Common Shares which would be held by the Participant immediately after the dividend, subdivision or consolidation, should the Participant have held a number of Common Shares equal to the number of Share Units recorded in the Participant’s account on the record date fixed for such stock dividend, subdivision or consolidation.

In the event that the outstanding Common Shares shall be changed into or exchanged for a different number or kind of securities of the Corporation or of another corporation, whether through an arrangement, amalgamation or other similar statutory procedure, or a share recapitalization, then there shall be substituted for each Common Share referred to in the Plan the kind of securities into which each outstanding Common Share shall be so changed or for which each such Common Share shall be exchanged and an equitable adjustment shall be made, if required, in the number of Share Units then recorded in the Participant’s account, such adjustment, if any, to be reasonably determined by the Committee and to be effective and binding for all purposes.

In the event there shall be any change, other than as specified above in this section, in the number or kind of outstanding Common Shares or of any securities into which such Common Shares shall have been changed or for which it shall have been exchanged, then there shall be substituted for each Common Share referred to in the Plan or for each security into which such Common Shares shall have been so changed or exchanged, the kind of securities into which each outstanding Common Share or each such security shall be so changed or exchanged and an equitable adjustment shall be made, if required, in the number of Share Units then recorded in the Participant’s account such adjustment, if any, to be reasonably determined by the Committee and to be effective and binding for all purposes.

In the case of any such substitution, change or adjustment as provided for in this section, the variation shall generally require that the dollar value of the Share Units then recorded in the Participant’s account prior to such substitution, change or adjustment will be proportionately and appropriately varied so that it be equal to such dollar value after the variation.

In the event that, at the time contemplated for the purchase of Common Shares under the Plan, there is no public market for the Common Shares or for securities substituted therefore as provided by this section, the obligations of the Corporation under the Plan shall be met by a payment in cash in such amount as is reasonably determined by the Committee to be fair and equitable in the circumstances, such determination to be final and binding for all purposes.

Section 20. Unfunded Plan

Unless otherwise determined by the Committee, the Plan shall be unfunded until payment of the Share Units under Section 9 hereof.

Section 21. Governing Law

The Plan shall be governed by and interpreted in accordance with the laws in force in the province of Quebec.

UNIVERSAL 409 AMENDMENT DOCUMENT

Except as may be specifically agreed to in writing by BCE, Inc. (the “Company”) after December 31, 2008 or as may otherwise be specifically provided in an applicable plan document, for purposes of benefits or amounts covered by Section 409A of the United States Internal Revenue Code (the “Code”) under the Share Unit Plan for Non-Employee Directors (1997), the Share Unit Plan for Senior Executives and Other Key Employees (1997), and the BCE Inc. Restricted Share Unit Plan for Executives and other Key Employees (2004) (collectively “Covered Awards”):

1. For any Covered Awards which are to be settled upon a director ceasing to be on the Board of Directors and an executive or other key employee having a termination of employment, as the case may be, such settlement shall occur in the year after the year in which such cessation or termination occurs.

2. Any payment in settlement of a Covered Award will be delayed to the extent necessary to avoid a violation of Code Section 409A(a)(2)(B)(C);and

3. The term “Specified Employee” shall have the meaning ascribed thereto by Section 409A of the Code and the regulations promulgated thereunder and in determining whether an employee is a Specified Employee, the following rules shall apply:

(a)

The compensation of the Employee shall be determined in accordance with the definition of compensation provided under Treas. Reg. Section 1.415(c)-2(d)(3) (wages within the meaning of Section 3401(a) of the Code for purposes of income tax withholding at the source, plus amounts excludible from gross income under Sections 125(a) and 402(e)(3) of the Code).

(b)

For purposes of determining whether an Employee is a Specified Employee, the compensation of the Employee shall be determined in accordance with the definition of compensation provided under Treas. Reg. Section 1.415(c)-2(d)(3) (wages within the meaning of Code section 3401(a) for purposes of income tax withholding at the source, plus amounts excludible from gross income under section 125(a), 132(f)(4), 402(e)(3), 402(h)(1)(B), 402(k) or 457(b), without regard to rules that limit the remuneration included in wages based on the nature or location of the employment or the services performed); provided, however, that, with respect to a nonresident alien who is not a Participant in the Plan, compensation shall not include compensation that is not includible in the gross income of the Employee under Code Sections 872, 893, 894, 911, 931 and 933, provided such compensation is not effectively connected with the conduct of a trade or business within the United States. Notwithstanding anything herein to the contrary, (i) if a difference definition of compensation has been designated by the Company with respect to another nonqualified deferred compensation plan in which a key employee participates, the definition of compensation shall be the definition provided in Treas. Reg. Section 1.409A-1(i)(2), and (ii) the Company may through action that is legally binding with respect to all nonqualified deferred compensation plans maintained by the Company, elect to use a different definition of compensation.

(c)

In the event of corporate transactions described in Treas. Reg. Section 1.409A-1(i)(6), the identification of Specified Employees shall be determined in accordance with the default rules described therein, unless the Company elects to utilize the available alternative methodology through designations made within the timeframes specified therein.

(d)	Specified Employee Identification Date means December 31, unless the Company has elected a different date through compensation plans maintained by the Employer.

(e)

Specified Employee Effective Date means the first day of the fourth month following the Specified Employee Identification Date, unless a different date is selected in writing by the Company for this purpose.

4. For purposes of a Covered Award, “change in control” shall have the meaning described in the relevant plan document but no payment or settlement of a Covered Award will be made solely by reason of a change in control, as so described, unless it is also a “change in control event” as defined in the Income Tax Regulations Code under Section 409A.

5. “termination of employment”, “employment is terminated”, “cessation of employment” and other similar words shall mean with respect to an employee

“Separation from Service” as such term is defined in the Income Tax Regulations under Section 409A of the Code as modified by the rules described below:

(i)

except in the case where the employee is on a bona fide leave of absence pursuant to the Company’s policies as provided below, the employee is deemed to have incurred a Separation from Service on a date if the Company and the employee reasonably anticipate that the level of services to be performed by the employee after such date would be permanently reduced to 20% or less of the average services rendered by the employee during the immediately preceding 36-month period (or the total period of employment, if less than 36 months), disregarding periods during which the employee was on a bona fide leave of absence;

(ii)

if the employee is absent from work due to military leave, sick leave, or other bona fide leave of absence pursuant to the Company’s policies, the employee shall incur a Separation from Service on the first date that the rules of (a)(i), above, are satisfied following the later of (i) the 6 month (12 month for a disability leave of absence) anniversary of the commencement of the leave or (ii) the expiration of the employee’s right, if any, to reemployment under statute, contract or to Company policy. For this purpose, a “disability leave of absence” is an absence due to any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 6 months, where such impairment causes the employee to be unable to perform the duties of his job or a substantially similar job;

(iii)	for purposes of determining whether another organization is an Affiliate of the Company, common ownership of at least 50% shall be determinative;

(iv)

the Company specifically reserves the right to determine whether a sale or other disposition of substantial assets to an unrelated party constitutes a Separation from Service with respect to an employee providing services to the seller immediately prior to the transaction and providing services to the buyer after the transaction. Such determination shall be made in accordance with the requirements of Section 409A of the Code;